Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico of Eli Lilly and Company of our reports (a) dated February 17, 2021, with respect to the consolidated financial statements of Eli Lilly and Company and subsidiaries and the effectiveness of internal control over financial reporting of Eli Lilly and Company and subsidiaries, included in its Annual Report (Form 10-K), and (b) dated June 24, 2021, with respect to the financial statements and schedules of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico included in the Plans’ Annual Report (Form 11-K), both for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

August 13, 2021